24001463

SEC Mail Processing

AUG 26 2024

Washington, DC

OMB APPROVAL
OMB Number 3235-0123
Expires Nov 30, 2026
Estimated average burden hours per response. 12

SEC FILE NUMBER
8-31691

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Confidential Management Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 W. Big Beaver Road, Suite 320
(No and Street)

Troy	Michigan	48084
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Adams	248 540 7511	cadams@confidentialmgt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240 17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig M. Adams, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Confidential Management Financial Services Inc, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN F. NOONAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jun 26, 2025
ACTING IN COUNTY OF OAKLAND

Notary Public

Signature:

Title:
Vice President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Confidential Management Financial Services, Inc.

Report on Audit of Financial Statements

June 30, 2024

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Confidential Management Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Confidential Management Financial Services, Inc., as of June 30, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Confidential Management Financial Services, Inc. as of June 30, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Confidential Management Financial Services, Inc.'s management. My responsibility is to express an opinion on Confidential Management Financial Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Confidential Management Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Confidential Management Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Confidential Management Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
August 13, 2024

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2024

ASSETS

ASSETS		
Cash and cash equivalents	$	34,771
Commissions receivable		20,514
TOTAL ASSETS		55,285

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable		29,036
TOTAL LIABILITIES		29,036
STOCKHOLDERS' EQUITY		
Common stock (50,000 shares authorized, 10,000 shares issued and outstanding)		10,000
Retained earnings		16,249
TOTAL STOCKHOLDERS' EQUITY		26,249
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	55,285

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2024

REVENUE		
Commissions and fees	$	92,507
Interest income		2
TOTAL REVENUE		92,509
EXPENSES		
Commissions		88,868
Regulatory fees and expenses		3,470
Other		
TOTAL EXPENSES		92,338
Net income before income taxes		171
Income taxes		757
NET INCOME (LOSS)	$	(586)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2024

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 10,000	$ 16,835	$ 26,835
Net Income (Loss)		(586)	(586)
Stockholders' distributions	-	-	-
BALANCE AT THE END OF THE YEAR	$ 10,000	$ 16,249	$ 26,249

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(586)
Adjustments to reconcile net income (loss) to net cash provided by Operating activities:		
(Increase) decrease in operating assets:		
Commissions Receivable		(2,736)
Increase (decrease) in operating liabilities:		
Commissions payable		10,849
Income tax payable		-
Net Cash Provided by Operating Activities		7,527
NET INCREASE IN CASH AND CASH EQUIVALENTS		7,527
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		27,244
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	34,771

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:		
Income taxes	$	757
Interest		-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Confidential Management Financial Services, Inc. (the Firm) was incorporated in Michigan on June 22, 1983. The Firm is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm is a non-carrying $5,000 securities broker and dealer.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm had a certificate of deposit in the amount of $7,000 at June 30, 2024.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2024.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Revenue Recognition—The Firm's revenue consists of 12b-1 fees from mutual funds, annuities, and other insurance-based and are recognized and recorded as earned on trade date.
In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLE FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2024 there were commissions receivable of $20,514. The payable to brokers are commissions due to the brokers. At June 30, 2024, there were commissions payable of $29,036.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "limited business (mutual funds and/or variable annuities only)". During the year ended June 30, 2024, there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated entity, which is related by common ownership. Under the terms of the agreement, the affiliated entity has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. Total administrative and operational fees under this agreement were $20,191 for the year ended June 30, 2024.

The agreement was entered into on February 28th of 2017 and remains in effect from the date of execution and shall continue until modified to reflect changes in regulatory requirements and/or changes in the expense allocation schedule which is reviewed annually. The last review date was January 21st 2024.

NOTE 5: INCOME TAX EXPENSE

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income liabilities and expenses in accordance with Financial Accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2024.

The firm's federal and state income tax returns for 2020 through 2024 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2024, net capital as defined by the rules, equaled $26,249, which was $21,249 in excess of its minimum net capital requirement. The ratio of aggregate indebtedness to net capital was 111%.

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5

There were no material reconciling differences at June 30, 2024 between net capital from the audited Schedule I Computation of Net Capital under SEC Rule 15c3-1 and Form IIA of the Firm's most recently filed FOCUS report.

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2024. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at June 30, 2024. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report. The date on which the financial statements are available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF JUNE 30, 2024

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	26,249
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		26,249
Haircuts on securities		-
Net Capital	$	26,249
Aggregate Indebtedness	$	29,036
Net capital required based on aggregate indebtedness (6-2/3%)		1,935
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	21,249
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggregate indebtedness		2,904
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	20,249
Percentage of Aggregate Indebtedness to Net Capital		111%

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Confidential Management Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Broker-Dealer, in which (1) Confidential Management Financial Services, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Confidential Management Financial Services, Inc. claimed an exemption from 17 C.F.R. §2 4 0.15c3-3:(k) (1), and (2) Confidential Management Financial Services, Inc. stated that Confidential Management Financial Services, Inc. has met this identified exemption provision throughout the most recent fiscal year without exception. Confidential Management Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Confidential Management Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
August 13, 2024

CMFS CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

Date:	8 August 2024
To:	All interested parties
From:	Craig M. Adams, Vice President, CCO
Re:	SEC Rule 15c3-3

Confidential Management Financial Services, Inc. ("CMFS") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5 (d)(4). To the best of its knowledge and belief, CMFS states the following:

- CMFS claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k)(l).
- CMFS met the identified exemption provisions in 17 C.F.R. § 240. 15c3- 3(k)(l) throughout the most recent fiscal year without exception.

Confidential Management Services, Inc.

Craig M. Adams, Vice President, CCO

1700 West Big Beaver Road, Suite 320 - Troy, Michigan 48084
Phone: 248.540.7511 - Fax: 248.540.9261
www.confidentialmgt.com